Exhibit 5

October 23, 2007

Magnetek, Inc.

N49 W130650 Campbell Drive
Menomonee Falls, Wisconsin 53051

Re:    Amended and Restated Director and Officer Compensation and Deferral Investment Plan of Magnetek, Inc.

Ladies and Gentlemen:

I am the Vice President Legal Affairs and Corporate Secretary of Magnetek, Inc., a Delaware corporation (the “Company”), and have acted as counsel for the Company in connection with the registration of 850,000 shares of Common Stock of the Company, which may be issued pursuant to awards under the Amended and Restated Director and Officer Compensation and Deferral Investment Plan of Magnetek, Inc. (the “Plan”).  In connection therewith, I have examined, among other things, the Registration Statement on Form S-8 (the “Registration Statement”) proposed to be filed by the Company with the Securities and Exchange Commission expected to be made on or about October 24, 2007.  I have also examined the proceedings and other actions taken by the Company in connection with the authorization and reservation of the shares of Common Stock issuable under the Plan.

Based upon the foregoing, and in reliance thereon, I am of the opinion that the shares of Common Stock issuable under the Plan, when issued, delivered and paid for in accordance with the Plan and the agreements evidencing awards thereunder and in the manner described in the Registration Statement, will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

I am an employee of the Company.

Very truly yours,

/s/ Jolene L. Shellman
By:	Jolene L. Shellman
Title:	Vice President Legal Affairs and Corporate Secretary